EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following table sets forth the significant subsidiaries of Watsco, Inc. as of December 31, 2013, and their respective incorporation jurisdictions. The names of various other wholly owned subsidiaries have been omitted. None of the foregoing omitted subsidiaries, considered either alone or in the aggregate as a single subsidiary, constitutes a significant subsidiary.

Name of Subsidiary	State or Other Jurisdiction of Incorporation	Percent of Ownership
Baker Distributing Company LLC	Delaware	100%
Carrier Enterprise Canada, L.P.	Ontario, Canada	60%
Carrier Enterprise Mexico S. de R.L. de C.V.	Mexico	60%
Carrier Enterprise, LLC	Delaware	70%
Carrier Enterprise Northeast, LLC	Delaware	60%
Carrier InterAmerica Corporation	United States Virgin Islands	70%
Carrier (Puerto Rico), Inc.	Delaware	70%
East Coast Metal Distributors LLC	Delaware	100%
Gemaire Distributors LLC	Delaware	100%
Heating & Cooling Supply LLC	California	100%